May 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jan Woo
Jeff Kauten

Re:	USA Technologies, Inc.
Registration Statement on Form S-1
File No. 333-224804

Acceleration Request
Requested Date:	May 22, 2018
Requested Time:	4:30 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), William Blair & Company, L.L.C., as representative of the several underwriters, hereby joins USA Technologies, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-224804) (the “Registration Statement”) to become effective on Tuesday, May 22, 2018, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

William Blair & Company, L.L.C.

By:	/s/ Steve Maletzky
	Name:	Steve Maletzky
	Title:	Partner, Equity Capital Markets

cc:	Stephen Herbert, USA Technologies, Inc.
Michael Maline, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Douglas Lurio, Lurio & Associates, P.C.
Gerald Guarcini, Ballard Spahr LLP